SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under The Securities Exchange Act Of 1934

Prevention Insurance.com
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

741375 10 9
(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 29th Fl
New York, NY 10022
(212) 593-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Alan P. Donenfeld

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
246,428,571(1)
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
246,428,571(1)
(10) SHARED DISPOSITIVE POWER
0
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

246,428,571(1)

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.78%(1)

(14) TYPE OF REPORTING PERSON

IN

1. Reporting Person may beneficially own warrants to purchase up to 175,000,000 shares of common stock of the Issuer.  However, based on the Issuer’s Form 10-Q for the quarter ended July 31, 2010, there are 527,067 shares of common stock authorized but not outstanding.  Reporting Person has agreed to not exercise any warrants to the extent that issuance of shares resulting therefrom would require issuance of shares not currently authorized.

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to warrants to purchase common stock, par value $.0001 per share (the “Common Stock”) of Prevention Insurance.com, whose principal executive offices are located at c/o Paragon Capital LP, 110 East 59th Street, 29th Fl., New York, NY 10022 (the “Issuer”).  This Schedule 13D/A is filed for the purpose of reporting the acquisition and disposition of warrants  to purchase Common Stock of the Issuer beneficially owned by Alan P. Donenfeld (the “Reporting Person”).

 ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Alan P. Donenfeld hereinafter sometimes referred to as the “Reporting Person.” Mr. Donenfeld’s principal office is 110 East 59th Street, 29th Floor, New York.  Mr. Donenfeld is the Chief Executive Officer of the Issuer and the Managing Member of Paragon Capital Advisors LLC, the General Partner of Paragon Capital LP (“Paragon”) .

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All securities of the Issuer, beneficially owned by the Reporting Person are owned of record by Paragon. All funds for the securities of the Issuer beneficially owned by the Reporting Person were provided by Paragon.  See Item 6 below, incorporated by this reference in this item for a description of the transactions and the amount of funds for each transaction.  Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition and disposition of the securities, described herein, by the Reporting Person and Paragon was to provide the Company with working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns 71,428,571 shares of Common Stock of the Issuer and warrants to purchase an aggregate of 175,000,000 shares of Common Stock of the Issuer (the “Securities”), representing 89.78% of the outstanding shares of Common Stock of the Issuer.

The Reporting Person, through Paragon, has the sole right to vote and dispose, or direct the disposition of the securities.

On March 8, 2010, the Issuer, Paragon and a third party entered into an agreement (the “Agreement”) pursuant to which Paragon transferred ownership of a warrant to purchase 10,000,000 shares of the Issuer’s Common Stock, issued to Paragon on April 30, 2008 (the “April 30, 2008 Warrant”). The April 2008 Warrant is exercisable at an exercise price of $.01 per share.

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On June 4, 2010, pursuant to a Securities Purchase Agreement, dated June 4, 2010 (the “June Purchase Agreement”), in exchange for an advance to the Issuer for an aggregate amount equal to $20,000 the Company issued 20,000,000 fully vested warrants to Paragon.  The warrants are exercisable over a three year period at $0.005 each to purchase 20,000,000 shares of common stock.

On November 4, 2010, pursuant to a Securities Purchase Agreement, dated November 4, 2010 (the “November Purchase Agreement”), in exchange for an advance to the Issuer for an aggregate amount equal to $20,000 the Company issued 20,000,000 fully vested warrants to Paragon.  The warrants are exercisable over a three year period at $0.005 each to purchase 20,000,000 shares of common stock.

 Other than the Reporting Person and Paragon, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the agreements described in Item 5 are incorporated herein by reference.  Such descriptions are intended to be a summary only and are qualified in their entirety by the terms and conditions of each referenced agreement.

The Agreement is filed as Exhibit 10.1 to the Issuer’s Form 10-Q filed on March 12, 2010 and incorporated herein by this reference.

 The June Purchase Agreement and related warrant are filed as Exhibits 10.1 and 4.1, respectively, to the Issuer’s Form 10-K filed on August 16, 2010 and incorporated herein by this reference.

The November Purchase Agreement and related warrant are filed as Exhibits 10.1 and 4.1, respectively, to the Issuer’s Form 8-K filed on November 8, 2010 and incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.:	Description:
4.1	Warrant, dated June 4, 2010, from the Issuer to Paragon filed as Exhibit 4.1 to the Issuer’s Form 10-K filed on August 16, 2010 and incorporated herein by this reference.
4.2	Warrant, dated November 4, 2010, from the Issuer to Paragon filed as Exhibit 4.1 to the Issuer’s Form 8-K filed on November 8, 2010 and incorporated herein by this reference.
10.1	Agreement, dated March 8, 2010, filed as Exhibit 10.1 to the Issuer’s Form 10-Q filed on March 12, 2010 and incorporated herein by this reference.
10.2	Securities Purchase Agreement, dated June 4, 2010, filed as Exhibit 10.1 to the Issuer’s Form 10-K filed on August 16, 2010 and incorporated herein by this reference.
10.3	Securities Purchase Agreement, dated November 4, 2010, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on November 8, 2010 and incorporated herein by this reference.

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2010

/s/ Alan P. Donenfeld
Alan P. Donenfeld

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